

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 29, 2016

Via E-mail
Mr. Randall McKoy
Chief Executive Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

      Re: Regenicin, Inc.
            Form 10-K for the Fiscal Year Ended September 30, 2015
            Filed January 13, 2016
            File No. 333-146834

Dear Mr. McKoy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ W. John Cash

                                   W. John Cash
                                   Accounting Branch Chief
                                   Office of Manufacturing and
                                   Construction